Subsidiaries of the Registrant



IceSolv, Inc. - a Pennsylvania corporation which was formed in June, 1993.

Cannon Sline, Inc. - a Pennsylvania corporation formed by merger of Oliver B. Cannon & Son, Inc. and Sline Industrial Painters, Inc.

IMCON Painters, Inc. - a Texas corporation which was formed in October, 1996.

Mansfield Industrial Coatings, Inc. - a Mississippi corporation which was acquired by Canisco Resources, Inc. on April 22, 1998.


Other Notes:

(1) Canisco Resources, Inc., is the survivor by merger of Canisco Resources, Inc., a Delaware corporation, Nuclear Support Services, Inc., a Virginia corporation and NSS of Delaware, Inc., a Delaware corporation. Shareholder approval of the merger of these entities was received at a Special Meeting of Shareholders held March 29, 1996. The merger was effective May 24, 1996.

(2) Henze Services, Inc. - substantially all the assets of Henze were sold to Harley Industries, Inc. of Tulsa, Oklahoma in June, 1996.

























Exhibit 22